Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Seven Islands Inc on Form S-1 of our report dated March 15, 2021, except for Note 8, as to which the date is May 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Seven Islands Inc as of February 23, 2021 and for the period from February 22, 2021 (inception) through February 23, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 11, 2021